                                     Form 11-K



                                   Annual Report
                         Pursuant to Section 15(d) of the
                          Securities Exchange Act of 1934
                    For the fiscal year ended December 31, 1997



                               Commission File Number
                                      0-23198




                               Interim Services Inc.
                                401(k) Benefit Plan




                               Interim Services Inc.
                              2050 Spectrum Boulevard
                             Ft. Lauderdale, FL  33309



                         Financial Statements and Exhibits

(a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements of the Interim Services Inc. 401(k) Benefit Plan as required by Form 11-K, together with the report thereon of Deloitte & Touche LLP independent certified public accountants, dated June 24, 1998.

                              INTERIM SERVICES INC.
                               401(k) BENEFIT PLAN

                   Statements of Net Assets Available for Benefits
                     as of December 31, 1997 and 1996, and the
                    Related Statements of Changes in Net Assets
                   Available for Benefits for the Years then Ended,
                    Additional Information Required for Form 5500
                      for the Year Ended December 31, 1997 and
                             Independent Auditors' Report

INTERIM SERVICES INC.
401(k) BENEFIT PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------
                                                                           PAGE

INDEPENDENT AUDITORS' REPORT                                                F-3

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 AND 1996
  AND FOR THE YEARS THEN ENDED:

   Statements of Net Assets Available for Benefits                          F-4

   Statements of Changes in Net Assets Available for Benefits               F-5

   Notes to Financial Statements                                      F-6 - F-9

ADDITIONAL INFORMATION REQUIRED FOR FORM 5500
   FOR THE YEAR ENDED DECEMBER 31, 1997:

   Item 27a - Supplemental Schedule of Assets Held for Investment Purposes F-10

   Item 27d - Schedule of Reportable Transactions                          F-11


Note: Certain supplemental schedules required by rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


Administrative Committee
 Interim Services Inc.
 401(k) Benefit Plan
Fort Lauderdale, Florida:

We have audited the accompanying statements of net assets available for benefits of Interim Services Inc. 401(k) Benefit Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1997, and (2) reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 24, 1998

INTERIM SERVICES INC.
401(k) BENEFIT PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996
-----------------------------------------------------------------------------------------

ASSETS                                                            1997             1996
INVESTMENTS, FAIR VALUE:

  SHARES OF REGISTERED INVESTMENT COMPANIES:
    Windsor Fund (0 and 352,178 shares as
     of December 31, 1997 and 1996, respectively)                               $  5,842,639

    Wellesley Income Fund (0 and 117,493 shares
     as of December 31, 1997 and 1996, respectively)                               2,409,788

    Vanguard Money Market Reserves - Prime Portfolio
     (0 and 2,324,241 shares as of December 31, 1997
     and 1996, respectively)                                                       2,324,241

    Franklin Growth Fund (408,466 and 0 shares as of
     December 31, 1997 and 1996, respectively)                  $ 11,065,339

    MFS Research Fund A (133,731 and 0 shares as of
     December 31, 1997 and 1996, respectively)                     2,847,137

    Masterworks LifePath 2040 (37,114 and 0 shares as of
     December 31, 1997 and 1996, respectively)                       642,450

    Masterworks LifePath 2030 (32,780 and 0 shares as of
     December 31, 1997 and 1996, respectively)                       532,014

    Masterworks LifePath 2020 (351,442 and 0 shares as of
     December 31, 1997 and 1996, respectively)                     5,208,364

    Masterworks LifePath 2010 (27,733 and 0  shares as of
     December 31, 1997 and 1996, respectively)                       368,851

    Strong Government Securities Fund (150,612 and 0
     shares as of December 31, 1997 and 1996, respectively)        1,619,077

    Warburg Pincus International Equity Fund (59,116 and 0 shares
     as of December 31, 1997 and 1996, respectively)               1,005,559

    Invesco Stable Value Fund (5,101,715 and 0 shares as of
     December 31, 1997 and 1996, respectively)                     5,101,715

    Interim Unitized Fund (131,032 and 0 shares as of
     December 31, 1997 and 1996, respectively)                     1,823,962
                                                                ------------    ------------
          Total registered investment company stocks              30,214,468      10,576,668
                                                                ------------    ------------

STOCK FUND:
    Interim Services Inc. common stock (0 and 143,844
     shares as of December 31, 1997 and 1996, respectively)                        1,086,023


PARTICIPANT LOANS RECEIVABLE                                         504,113          46,691
                                                                ------------    ------------

          Total investments                                       30,718,581      11,709,382
                                                                ------------    ------------

RECEIVABLES:
  Employer's contributions                                                            27,810
  Participant's contributions                                                        139,908
  Other receivables                                                                    1,725
                                                                                ------------

                                                                                     169,443
                                                                                ------------

NET ASSETS AVAILABLE FOR BENEFITS                               $ 30,718,581    $ 11,878,825
                                                                ------------    ------------
                                                                ------------    ------------


See accompanying notes to financial statements.

INTERIM SERVICES INC.
401(k) BENEFIT PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------


                                                         1997           1996

ADDITIONS:
  Employee contributions                              $ 7,781,467   $ 1,975,659
  Employer contributions                                  846,622       684,542
  Employee rollovers                                    8,759,964       913,714
  Dividend income                                         642,381       555,522
  Interest income                                         111,435       294,449
  Net appreciation in fair value of investments         4,438,058       576,011
                                                      -----------   -----------

           Total additions                             22,579,927     4,999,897
                                                      -----------   -----------

DEDUCTIONS:

  Savings plan distributions                           (3,683,491)   (1,438,666)
  Asset management fee                                    (56,680)          (80)
                                                      -----------   -----------

           Total deductions                            (3,740,171)   (1,438,746)
                                                      -----------   -----------

NET INCREASE                                           18,839,756     3,561,151


NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                    11,878,825     8,317,674
                                                      -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                         $30,718,581   $11,878,825
                                                      -----------   -----------
                                                      -----------   -----------


See accompanying notes to financial statements.

                                  INTERIM SERVICES INC.
                                   401(k) BENEFIT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------
1.  SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING - The financial statements of the Interim Services Inc. 401(k) Benefit Plan (the "Plan") have been prepared on the accrual basis of accounting.

    USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

    INVESTMENTS - Investments are stated at fair value, determined using quoted market prices. Net appreciation or depreciation in fair value of investments is determined by using the beginning of the year values or purchase price if acquired during the year. Participant loans receivable bear a prime interest rate and are collectible over a period not to exceed five years.

    FORFEITED ACCOUNTS - At December 31, 1997 and 1996, forfeited nonvested accounts totaled $216,301 and $86,469, respectively. Effective April 1, 1997, forfeitures are retained in the Plan to be used to offset future employer contributions.

    DISCLOSURE REGARDING FINANCIAL INSTRUMENTS - The carrying amounts of employer contributions and employee contributions receivable approximate fair value due to the relatively short maturity of the respective instruments. Investments are stated at fair value, determined using quoted market prices. The carrying amount of participant loans approximate fair value because the interest rates on these instruments change with market interest rates.

2.  DESCRIPTION OF THE PLAN

    The Plan is a defined contribution plan sponsored by Interim Services Inc. ("Interim"). Effective April 1, 1997, non-highly compensated employees are eligible for participation under the Plan after completing 90 days of service (previously 1,000 hours of service was required). Employees' compensation reduction contributions (made on a pre-tax basis, equal to not less than 1 percent nor more than 15 percent of an employee's compensation) and actual earnings thereon are fully vested and nonforfeitable. Prior to April 1, 1997, employee contributions were limited to 2 percent to 10 percent of pre-tax compensation. Under the previous plan provisions, employer contributions vested on a graduated scale from 2 to 6 years of service, becoming 100% vested at the end of six years or upon death, permanent disability or retirement at age 65. Subsequent to April 1, 1997, employer contributions (at present equal up to 25 percent, with the possibility of an additional and discretionary 25 percent paid upon approval by the Board of Directors, of the sum of an employee's compensation reduction on the first 6 percent for the plan year) vest on a graduated scale from 1 to 5 years of service and become 100% vested at the end of five years or upon death, permanent disability or retirement at age 65. Effective January 1, 1992, employee after-tax contributions may no longer be made to the Plan. Any such contributions made prior to such date are fully vested and nonforfeitable. Plan earnings are allocated to individual accounts based on the participant's beginning balance as a percentage of the Plan's total beginning balance. Loans are limited to the lesser of $50,000 or 50% of the participant's vested account balance.

    Plan participants who leave Interim as a result of termination, retirement or permanent disability may elect to receive their entire vested account in a lump-sum, a rollover into another qualified plan, or if the balance exceeds $3,500, the participant may retain their vested balance in the Plan. Previously, these amounts were paid in one lump-sum. Contributions will remain in the Plan and continue to earn interest based on the Investment Fund of the participant's choice until their entitlement is withdrawn or rolled over into another qualified plan. Participants of certain plans, which were merged into the Plan on April 1, 1997, may receive annuity payouts.

    Although Interim has not expressed any intent to do so, it has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan and under ERISA. In the event that the Plan should be terminated, all Plan assets shall be allocated to the participants as described in the full text of the Plan. Effective April 1, 1997, administrative expenses are charged to Plan participant accounts.

     The following investment funds represent the available options which the participants may elect to use:

       FRANKLIN GROWTH FUND - A capital appreciation fund investing in stocks of large established companies.

       MSF RESEARCH FUND A - A long-term growth and income fund investing in stocks of medium-sized companies.

       THE MASTERWORKS LIFEPATH FUNDS - Balanced funds that seek total returns for participants who will retire around the years 2010, 2020, 2030 and 2040, investing in stocks, bonds and money markets.

       STRONG GOVERNMENT SECURITIES FUND - Current income funds investing in Government bonds.

       WARBURG PINCUS INTERNATIONAL EQUITY FUND - Long-term capital growth fund investing primarily in stocks of foreign companies.

       INTERIM UNITIZED FUND - Invests primarily in the common stock of Interim Services Inc. with a small portion maintained in a money market trust.

       INVESCO STABLE VALUE FUND - A current income fund designed to preserve principal value investing in a variety of insurance contracts.

    Prior to April 1, 1997, the following funds were available for use by participants:

       WINDSOR FUND - A growth and income fund investing in equity securities.

       WELLESLEY INCOME FUND - A balanced fund invested in fixed income and equity securities.

       VANGUARD MONEY MARKET RESERVES - PRIME PORTFOLIO - A pooled separate account consisting of commercial paper.

       INTERIM SERVICES INC. COMMON STOCK - Funds are invested in common stock of Interim Services Inc.

       Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

3.   BY FUND INFORMATION

     Net additions (deductions) to net assets available for benefits for the year ended December 31, 1997 by fund are as follows:


                                             Wellesley      Vanguard      Interim
                               Windsor        Income          Money        Common
                                Fund           Fund          Market         Stock
ADDITIONS:
  Contributions               $  222,412     $   91,348     $   64,139   $   87,191
  Dividend income
  Interest income                                52,023         29,337
  Net appreciation               207,727        (66,483)                     99,114
                              ----------     ----------     ----------   ----------

      Total additions            430,139         76,888         93,476      186,305
                              ----------     ----------     ----------   ----------

DEDUCTIONS:

  Distributions                 (469,613)      (146,594)      (182,344)     (59,301)
  Administrative expenses
                              ----------     ----------     ----------   ----------

        Total deductions        (469,613)      (146,594)      (182,344)     (59,301)
                              ----------     ----------     ----------   ----------

TRANSFERS:

  Transfers out               (5,947,286)    (2,396,005)    (2,334,692)   (1,260,213)
  Transfers in                    66,554         20,478         74,040        16,034
                              ----------     ----------     ----------   -----------

       Total transfers        (5,880,732)    (2,375,527)    (2,260,652)   (1,244,179)
                              ----------     ----------     ----------    ----------


NET INCREASE (DECREASE)       (5,920,206)    (2,445,233)    (2,349,520)   (1,117,175)

NET ASSETS AVAILABLE,
  BEGINNING OF YEAR            5,920,206      2,445,233      2,349,520     1,117,175
                              ----------     ----------     ----------   -----------

NET ASSETS AVAILABLE
  END OF YEAR                 $ - 0 -        $ - 0 -        $ - 0 -      $ - 0 -
                              ---------      ---------      ---------    ----------



                             Federated       Franklin         MFS        Masterworks
                             Automated        Growth        Research       LifePath
                               CMT             Fund         Fund A           2040
ADDITIONS:

  Contributions                              $2,059,374     $1,422,923   $  391,202
  Dividend income             $    1,133        187,290            706        2,821
  Interest income
  Net appreciation                            2,030,306        367,492       50,876
                              ----------     ----------     ----------   -----------

      Total additions              1,133      4,276,970      1,791,121      444,899
                              ----------     ----------     ----------   ----------

DEDUCTIONS:

  Distributions                              (1,074,189)      (143,144)     (14,328)
  Administrative expenses                       (19,215)        (5,895)      (1,358)
                              ----------     ----------     ----------   ----------

      Total deductions                       (1,093,404)      (149,039)     (15,686)
                              ----------     ----------     ----------   ----------

TRANSFERS:

  Transfers out                   (1,069)    (3,872,866)       (34,298)      (6,891)
  Transfers in                       (64)    11,754,639      1,239,353      220,128
                              ----------     ----------     ----------   ----------

       Total transfers            (1,133)     7,881,773      1,205,055      213,237
                              ----------     ----------     ----------    ---------


NET INCREASE (DECREASE)                      11,065,339      2,847,137      642,450

NET ASSETS AVAILABLE,
  BEGINNING OF YEAR
                              ----------     ----------     ----------   ----------

NET ASSETS AVAILABLE
  END OF YEAR                $  -0-         $11,065,339    $ 2,847,137   $  642,450
                             -----------    -----------     ----------   ----------



                             Masterworks     Masterworks   Masterworks      Strong
                              LifePath        LifePath       LifePath        Govt
                               2030            2020           2010         Security
ADDITIONS:

  Contributions               $  473,962     $  683,822     $  338,475   $  407,103
  Dividend income                  4,786        102,237          5,877       59,191
  Interest income
  Net appreciation                27,237      1,052,163         17,110       55,956
                              ----------     ----------     ----------   ----------

      Total additions            505,985      1,838,222        361,462      522,250
                              ----------     ----------     ----------   ----------

DEDUCTIONS:

  Distributions                  (12,730)      (642,420)        (8,759)     (80,309)
  Administrative expenses         (1,385)        (8,751)          (858)      (2,725)
                              ----------     ----------     ----------   ----------

        Total deductions         (14,115)      (651,171)        (9,617)     (83,034)
                              ----------     ----------     ----------   ---------

TRANSFERS:

  Transfers out                   (3,278)    (1,548,278)        (1,946)     (12,270)
  Transfers in                    43,422      5,569,591         18,952    1,192,131
                              ----------     ----------     ----------   ----------

       Total transfers            40,144      4,021,313         17,006    1,179,861
                              ----------     ----------     ----------   ----------


NET INCREASE (DECREASE)          532,014      5,208,364        368,851    1,619,077

NET ASSETS AVAILABLE,
  BEGINNING OF YEAR
                              ----------     ----------     ----------   ----------

NET ASSETS AVAILABLE
  END OF YEAR                 $  532,014     $5,208,364     $  368,851   $1,619,077
                              ----------     ----------     ----------   ----------



                               Warburg         Invesco       Interim      Participant
                            Pincus Int'l     Stable Value    Utilized        Loans
                               Equity           Fund           Fund        Receivable         Total
ADDITIONS:
  Contributions               $  583,095     $1,013,641     $  789,402                     $ 8,628,089
  Dividend income                 14,588        262,932            820                         642,381
  Interest income                                    40                    $ 30,035            111,435
  Net appreciation               (91,534)                      688,094                       4,438,058
                              ----------     ----------     ----------   ----------        -----------

      Total additions            506,149      1,276,613      1,478,316       30,035         13,819,963
                              ----------     ----------     ----------   ----------        -----------

DEDUCTIONS:

  Distributions                  (63,241)      (674,543)      (103,826)      (8,150)        (3,683,491)
  Administrative expenses         (2,487)        (8,906)        (5,100)                        (56,680)
                              ----------     ----------     ----------   ----------        -----------

        Total deductions         (65,728)      (683,449)      (108,926)      (8,150)        (3,740,171)
                              ----------     ----------     ----------   ----------        -----------

TRANSFERS:

  Transfers out                  (63,470)    (1,428,638)      (632,828)     (400,802)      (19,944,830)
  Transfers in                   628,608      5,937,189      1,087,400       836,339        28,704,794
                              ----------     ----------     ----------   -----------       -----------

       Total transfers           565,138      4,508,551        454,572       435,537         8,759,964
                              ----------     ----------     ----------    ----------       -----------


NET INCREASE (DECREASE)        1,005,559      5,101,715      1,823,962       457,422        18,839,756

NET ASSETS AVAILABLE,
  BEGINNING OF YEAR                                                           46,691        11,878,825
                              ----------     ----------     ----------   -----------       -----------

NET ASSETS AVAILABLE
  END OF YEAR                 $1,005,559     $5,101,715     $1,823,962      $504,113       $30,718,581
                              ----------     ----------     ----------      --------       -----------

                                         F-8

4.   PLAN COMMITTEES AND TRUSTEE

     The Plan provides for selection of an Administrative Committee, a Plan Administrator and a Trustee by the Board of Directors of Interim. The Administrative Committee is responsible for the general administration of the Plan, the interpretation of its provisions and is responsible for the reporting and disclosure requirements under ERISA. The Plan Administrator, Aon Consulting, maintains the Plan's books and records. The Trustee of the Plan is the Investors' Fiduciary Trust Company.

5.   PLAN TAX STATUS

     The Plan obtained a letter dated July 23, 1996 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been included in these financial statements.

                                  * * * * * *

INTERIM SERVICES INC.
401(k) BENEFIT PLAN

ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 1997
-------------------------------------------------------------------------------


                                                                     FAIR
DESCRIPTION                           SHARES         COST            VALUE
SHARES OF REGISTERED
  INVESTMENT COMPANIES:
    *Franklin Growth Fund             408,466      $9,849,036     $11,065,339
    *MFS Research Fund A              133,731       2,729,485       2,847,137
    *MasterWorks LifePath 2040         37,114         654,683         642,450
    *MasterWorks LifePath 2030         32,780         529,809         532,014
    *MasterWorks LifePath 2020        351,442       4,661,810       5,208,364
    *MasterWorks LifePath 2010         27,733         374,625         368,851
    *Strong Government
      Securities Fund                 150,612       1,574,290       1,619,077
    *Warburg Pincus
      International Equity             59,116       1,245,164       1,005,559
    *Invesco Stable Value
      Fund                          5,101,715       5,101,715       5,101,715
    *Interim Unitized Fund            131,032       1,450,275       1,823,962
                                                   ----------     -----------
      Total registered investment company stocks  $28,170,892     $30,214,468
                                                  -----------     -----------
                                                  -----------     -----------

*PARTICIPANT LOANS RECEIVABLE                     $   504,113     $   504,113
                                                  -----------     -----------
                                                  -----------     -----------


Note: Collateral is not applicable as loans represent use of participant's own funds. Defaults are subject to applicable tax and penalties by the Internal Revenue Service. Participant loans receivable are due at various maturity dates and bear interest at the prime rate.


* Party-in-interest

INTERIM SERVICES INC.
401(k) BENEFIT PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997

-----------------------------------------------------------------------------------------------------------------
Series of transactions, when aggregated, exceeding five percent of beginning net assets available for benefits:


                                                                                CURRENT
                                                                                VALUE ON
                                           NUMBER OF             PURCHASES     TRANSACTION    SALES       SALES       NET GAIN
DESCRIPTION OF ASSETS                      PURCHASES   SALES      AT COST         DATE       PROCEEDS    AT COST       (LOSS)
Windsor Fund*                                           25                     $6,416,899   $6,416,899   $5,507,744   $909,155

Wellesley Income Fund*                                  25                      2,542,599    2,542,599    2,460,384     82,215

Vanguard Money Market Reserves -
  Prime Portfolio*                                      23                      2,531,037    2,531,037    2,531,037

Interim Common Stock*                                   24                      1,319,515    1,319,515    1,187,664    131,850

Franklin Growth Fund*                        175               $14,255,835     14,255,835
                                                       147                      5,127,231    5,127,231    4,406,800    720,432
MFS Research Fund A*                         201                 3,199,612      3,199,612
                                                        81                        595,591      595,591      470,127    125,464
Masterworks LifePath Fund 2040*              173                 1,102,521      1,102,521

Masterworks LifePath Fund 2030*              160                   610,858        610,858

Masterworks LifePath Fund 2020*              154                 6,563,054      6,563,054
                                                       125                      2,231,878    2,231,878    1,901,244    330,634
Strong Government Securities Fund*           167                 1,916,826      1,916,826

Warburg Pincus International Equity Fund*    168                 1,522,919      1,522,919

Invesco Stable Value Fund*                   191                 8,158,450      8,158,450
                                                       111                      3,056,736    3,056,736    3,056,736
Interim Unitized Fund*                       171                 2,129,092      2,129,092
                                                       109                        993,224      993,224      678,817    314,407

*Party-in-interest


                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




                                           Interim Services Inc.
                                           401(k) Benefit Plan


                                           /s/ J. B. Smith
                                           ----------------------
                                           By: /s/ J. B. Smith
                                           SECRETARY, ADMINISTRATIVE COMMITTEE